
Mail Stop 3030

July 12, 2018

Via E-mail
Sharon Villaverde
Interim Chief Financial Officer
Natus Medical Incorporated
6701 Koll Center Parkway, Suite 120
Pleasanton, CA 94566

   Re: Natus Medical Incorporated
     Form 10-K for the Fiscal Year Ended December 31, 2017
     Filed March 1, 2018
     File No. 000-33001

Dear Ms. Villaverde:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibit 32.1

1. Amend your Form 10-K to include Section 906 certifications that correctly refer to your annual report on Form 10-K for the annual period ended December 31, 2017, instead of the annual period ended December 31, 2016. Additionally, we note that you did not include Section 302 certifications with your Amendment No. 2 to Form 10-K filed on April 30, 2018. Please file a full amendment that includes all items of the form, including Part III information, as well as currently dated Exhibit 31 and 32 certifications.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery